SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction of Formation
NIKE European Operations Netherlands B.V.	Netherlands
NIKE Retail Services, Inc.	Oregon
NIKE Sports (China) Co. Ltd.	People's Republic of China
NIKE USA, Inc.	Oregon
Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of May 31, 2021, under Rule 1-02(w) of Regulation S-X.